Exhibit 99.3

Exhibit 99.3

PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Extraordinary General Meeting on October 25, 2018

The undersigned hereby authorize(s) and appoints any director, the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company or any employee of Centralis S.A. (Luxembourg) or any lawyer or employee of Wildgen S.A., or any notary clerk of Etude Blanche MOUTRIER, with offices in the Grand Duchy of Luxembourg each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held 8-10 Avenue de la Gare, L-1610 Luxembourg on October 25, 2018 at 10:00 a.m. (Central European Time) or any adjournment thereof, for the purposes set forth below and in the Notice of Extraordinary General Meeting issued by the Corporation on or around October 9, 2018.

Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.

Acknowledgment of receipt of the special report of the board of directors of the Company (the “Report”), pursuant to article 420-26 (5) of the law of August 10, 1915 on commercial companies, as amended (the “Law”) authorizing the board of directors of the Company to: (i) withdraw or limit the preferential subscription right of the shareholders of the Company when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue premium by contribution in kind or cash; and (ii) proceed to such issues without reserving to the shareholders a preferential right to subscribe to the capital being issued and resolving to approve the Report;

2.

Amendment of the existing authorized share capital of the Company for a period of five (5) years to increase the authorized share capital of the Company by an amount of seven billion four hundred fifty million United States Dollars (USD 7,450,000,000) from the current amount of fifty million United States Dollars (USD 50,000,000) to the amount of seven billion five hundred million United States Dollars (USD 7,500,000,000), and as to  expand, for the avoidance of doubt, the purpose of using the authorized capital from a capital increase to explicitly include, without limitation, shares issued under any equity rights offering, private placements or backstop fees;

3.

Amendment of the article 5.3 and 5.4 of the articles of association of the Company, which will henceforth read, as follows:

“5.3.The Board is authorized, for a period of five (5) years from October 25, 2018 without prejudice to any renewals, to:

(i)

increase the current share capital once or more up to seven billion five hundred million United States Dollars (USD 7,500,000,000) (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue;

(ii)

determine the conditions of any such capital increase including through contributions in cash or in kind, by the incorporation of reserves, issue/share premiums or retained earnings, with or without issue of new shares to current shareholders or third parties (non-shareholders) or following the issue of any instrument convertible into shares or any other instrument carrying an entitlement to, or the right to subscribe for, shares;

(iii)

limit or withdraw the shareholders’ preferential subscription rights to the new shares, if any, and determine the persons who are authorized to subscribe to the new shares; and

(iv)

record each share capital increase by way of a notarial deed and amend the share register accordingly.

5.4.Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, in cash or in kind, issue /share premiums or retained earnings and to issue the additional shares resulting from such capital increase, without limitation, to a beneficiary under any stock incentive plan as agreed by the Company, and under any equity rights offering, private placements or backstop fees.”;

5.	Amendment of the rules regarding the convening notices of the shareholders’ meetings of the Company in line with the article 450-9 of the Law; and
6.

Amendment of the article 11.2 (ii) of the articles of association of the Company, which will henceforth read, as follows:

“11.2. (ii) The notices for any ordinary General Meeting or extraordinary General Meeting shall contain the agenda, the hour and the place of the meeting and shall be sent to the registered shareholders at least eight (8) days before the General Meeting, without prejudice to other means of communication which need to be accepted on an individual basis by their addresses and to warrant notification.”

Signature(s)_______________________________________________Date:

Note:Please sign exactly as name appears above, joint owners should each sign.  When signing as attorney, executor, administrator or guardian, please give full title as such.

Name of shareholder in block letters:_______________________________________________________________________________